UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

867328502

(CUSIP Number)

December 31, 2013

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328502

(1)	Names of Reporting Persons. Alta BioPharma Partners III, L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 3,344,191 (a)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 3,344,191 (a)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,344,191 (a)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.11% (b)

(12)	Type of Reporting Person PN

(a)   Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 2,581,312 shares of common stock (“Common Stock”)  and warrants to purchase 762,879 shares of Common Stock of Sunesis Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), and Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIII is set forth in Attachment A hereto.

(b)   The percentage set forth in row (11) is based on an aggregate of 53,982,501 shares of Common Stock outstanding as of October 31, 2013 as reported in the Issuer’s 10-Q filing for the quarter ended September 30, 2013.

CUSIP No. 867328502

(1)	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 224,586 (c)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 224,586 (c)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,586 (c)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.42% (b)

(12)	Type of Reporting Person PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock, except that Alta BioPharma Management III, LLC (“ABMIII”), the managing limited partner of ABPIIIKG, Champsi, Penhoet, and Hurwitz, directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIIIKG is set forth in Attachment A hereto.

CUSIP No. 867328502

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 3,568,777 (d)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 3,568,777 (d)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,568,777 (d)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.51% (b)

(12)	Type of Reporting Person OO

(d)   ABMIII shares voting and dispositive power over the 2,581,312 shares of Common Stock and warrants to purchase 762,879 shares of Common Stock beneficially owned by ABPIII and the 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock beneficially owned by ABPIIIKG.  Additional information about ABMIII is set forth in Attachment A hereto.

CUSIP No. 867328502

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 82,412 (e)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 82,412 (e)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 82,412 (e)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.15% (b)

(12)	Type of Reporting Person OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 63,613 shares of Common Stock and warrants to purchase 18,799 shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, managing directors of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about AEBPIII is set forth in Attachment A hereto.

CUSIP No. 867328502

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 3,651,189 (h)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 3,651,189 (h)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,651,189 (h)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.66% (b)

(12)	Type of Reporting Person IN

(h) Champsi shares voting and dispositive control over the 2,581,312 shares of common stock and warrants to purchase 762,879 shares of Common Stock beneficially owned by ABPIII, the 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock beneficially owned by ABPIIIKG, and the 63,613 shares of Common Stock and warrants to purchase 18,799 shares of Common Stock beneficially owned by AEBPIII.  Additional information about Champsi is set forth in Attachment A hereto.

CUSIP No. 867328502

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Penhoet

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 3,651,189 (i)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 3,651,189 (i)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,651,189 (i)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.66% (b)

(12)	Type of Reporting Person IN

(i) Penhoet shares voting and dispositive control over the 2,581,312 shares of common stock and warrants to purchase 762,879 shares of Common Stock beneficially owned by ABPIII, the 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock beneficially owned by ABPIIIKG, and the 63,613 shares of Common Stock and warrants to purchase 18,799 shares of Common Stock beneficially owned by AEBPIII.  Additional information about Penhoet is set forth in Attachment A hereto.

CUSIP No. 867328502

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Hurwitz

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 3,651,189 (j)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 3,651,189 (j)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,651,189 (j)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.66% (b)

(12)	Type of Reporting Person IN

(j) Hurwitz shares voting and dispositive control over the 2,581,312 shares of common stock and warrants to purchase 762,879 shares of Common Stock beneficially owned by ABPIII, the 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock beneficially owned by ABPIIIKG, and the 63,613 shares of Common Stock and warrants to purchase 18,799 shares of Common Stock beneficially owned by AEBPIII.  Additional information about Hurwitz is set forth in Attachment A hereto.

CUSIP No. 867328502

Explanatory Note:

The reporting persons filing this Schedule 13G previously reported their beneficial ownership of the Issuer’s common stock on a Schedule 13D on April 14, 2009, as amended on November 6, 2009, December 23, 2009 and July 12, 2010. This Schedule 13G is being filed by the reporting persons to reflect that the reporting persons once again qualify to report their beneficial ownership of the Issuer’s common stock on Schedule 13G pursuant to Rule 13d-1(c), in accordance with Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 867328502

Item 1.

(a)                                 Name of Issuer: Sunesis Pharmaceuticals, Inc. (“Issuer”)

(b)                                 Address of Issuer’s Principal Executive Offices:

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

Item 2.

(a)                                 Name of Person Filing:

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

(b)                                 Address of Principal Business Office:

                                                One Embarcadero Center, Suite 3700

                                                San Francisco, CA  94111

(c)                                  Citizenship/Place of Organization:

Entities:	ABPIII	Delaware
	ABMIII	Delaware
	ABPIIIKG	Germany
	AEBPIII	California

Individuals:	FC	United States
	EP	United States
	EH	United States

(d)                                 Title of Class of Securities:                                                Common Stock

(e)                                  CUSIP Number:  867328502

CUSIP No. 867328502

Item 3.         Not applicable.

Item 4                                          Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	3,344,191	3,568,777	224,586	82,412
(b)	Percentage of Class	6.11%	6.51%	0.42%	0.15%
(c)	Sole Voting Power	3,344,191	0	224,586	82,412
	Shared Voting Power	0	3,568,777	0	0
	Sole Dispositive Power	3,344,191	0	224,586	82,412
	Shared Dispositive Power	0	3,568,777	0	0

		FC	EP	EH
(a)	Beneficial Ownership	3,651,189	3,651,189	3,651,189
(b)	Percentage of Class	6.66%	6.66%	6.66%
(c)	Sole Voting Power	0	0	0
	Shared Voting Power	3,651,189	3,651,189	3,651,189
	Sole Dispositive Power	0	0	0
	Shared Dispositive Power	3,651,189	3,651,189	3,651,189

CUSIP No. 867328502

Item 5.                                       Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.                                       Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                                       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.                                       Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.                                       Notice of Dissolution of Group

Not applicable.

Item 10.                                Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:                                   Joint Filing Statement

CUSIP No. 867328502

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 14, 2014

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi
	Farah Champsi, Director		Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO.
BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		/s/ Farah Champsi
	Farah Champsi, Manager		Farah Champsi, Director

	/s/ Farah Champsi		/s/ Edward Hurwitz
	Farah Champsi		Edward Hurwitz

/s/ Edward Penhoet
Edward Penhoet

CUSIP No. 867328502

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:	January 14, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi
	Farah Champsi, Director		Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO.
BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		/s/ Farah Champsi
	Farah Champsi, Manager		Farah Champsi, Director

	/s/ Farah Champsi		/s/ Edward Hurwitz
	Farah Champsi		Edward Hurwitz

/s/ Edward Penhoet
Edward Penhoet

CUSIP No. 867328502

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 2,581,312 shares of Common Stock and warrants to purchase 762,879 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 173,355 shares of Common Stock and warrants to purchase 51,231 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 63,613 shares Common Stock and warrants to purchase 18,799 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.